SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April 2010

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

FIRST QUARTER 2010 RESULTS	INVESTORS CONTACT
investor.relations@homex.com.mx

Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Homex Delivers Solid Q-1 2010 Revenue Growth of 12.2 Percent

Culiacan Mexico, April 26, 2010—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the First Quarter ended on March 31st, 2010.

As previously stated, effective January 1, 2010, and in accordance to the INIF 14 rule, Homex recognizes its revenues, costs and expenses when the Company has transferred the control to the homebuyer. Homes under construction are now considered as inventory until they are titled.

The Company has presented 1Q09 figures on the same basis as 1Q10, since INIF 14 requires that all periods be presented on a consistent basis, giving effect to the new accounting standard.

As a result of the application of INIF-14, the inventory line item related to the capitalization of Comprehensive Financing Cost (CFC) on the Company's balance sheet at December 31, 2009 has been adjusted to Ps. 806 million from Ps.244 million previously reported under the percentage of completion method. The adjustment results from the cancellation of previously recognized interest into Cost of Goods Sold (COGS), in line with the cancellation of revenues related to homes under construction and not titled during 2009.

Therefore, the capitalization of Comprehensive Financing Cost registered into COGS as of March 31st, 2010 has been adjusted accordingly, and during 1Q10, the Company’s capitalized interest applied to cost of sales has an excess of Ps.189 million of capitalized interest above the accrued interest for the first quarter of 2010.

. Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). First Quarter 2010 and 2009 figures are presented without recognizing the effects of inflation per the application of MFRS B-10 “Effects of inflation. ” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps. 12.416 per US$1.00. First quarter 2010 and 2009 financial information is unaudited and is subject to adjustments.
Figures comparison expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FIRST QUARTER 2010 RESULTS

Highlights

• Total revenue in the first quarter of 2010 increased 12.2 percent to Ps. 3.6 billion (US$289 million) from Ps.3.2 billion  (US$258 million) for the same period in 2009.

• In the first quarter of 2010, the total number of titled homes slightly decreased compared to the first quarter of 2009 (9,777 vs 9,859), mainly driven by the Company’s strategy of focusing on the most profitable segments within the Affordable Entry-Level and Low Middle Income segment.

• Gross margin for the quarter was 21.8 percent compared to 25.7 percent during the first quarter of 2009. 1Q10 gross margin without considering the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost” (pro-forma) increased 41 bps to 32.8 percent compared to 32.4 percent during the same period of last year, mainly driven by efficiencies generated from a higher percentage of homes built through aluminum moulds thus effectively reducing the number of different materials used for the construction of each home as well as other operating initiatives that will lead the Company to a faster delivery of homes to its clients.

Commenting on first quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said: "A year ago, during the first quarter, we were faced with a struggling macroeconomic environment which presented new opportunities for Homex and encouraged us to implement new strategies to become even more profitable and gain market share. At the same time, our prudent capital investment policy directed our energies to tightening our working capital cycle and our goal of attaining sustainable, positive cash flows from our operations. Proactive measures taken since then, and particularly in the last quarter of 2009, started to bear fruit this quarter, and we delivered solid, 12.2 percent revenue growth and adjusted EBITDA margin improvement to 22.4 percent, year over year.

"We are very pleased with this performance, de Nicolás continued.”It demonstrates our resiliency to volatile economic conditions as well as the strength of our business model and leadership in the affordable entry-level segment -- the right place to be, in Mexico's homebuilding industry. In Q1, this is particularly reflected in our market share gain with INFONAVIT, where we moved from 4.7 percent of homes collected as of year-end 2009 to 5.4 percent this quarter.

FIRST QUARTER 2010 RESULTS

"As we continue to work to improve our efficiency, at the beginning of this year we consolidated our affordable-entry level and middle income operations into one, new division -- Homex Mexico. These unified operations will allow us to better manage projects and customer service, while enjoying economies of scale, leveraging operational efficiency across all our developments. I am confident that this consolidation will provide us more flexibility and enable us to sustain market share gains in the most profitable segments of our target markets. We also continue to work hard to improve our working capital cycle, and our first quarter results also reflect our strong relationships with suppliers, who have been offering us better credit terms and, in some cases, more competitive pricing.

"Today, we are encouraged, as we see some indicators pointing to economic recovery. We have seen continued strength in the Mexican housing market and support from the Mexican government. We are very pleased with the initial, successful replication of our business model in Brazil, as well as the growing Homex brand recognition. We are most prepared to seize the opportunities ahead for us in 2010, and confident in reaffirming our guidance of 12 to 14 percent revenue growth, while generating an EBITDA margin of 21 to 22 percent for the year."

Highlights

• Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) margin increased 130 basis points to 22.4 percent in the first quarter of 2010 from 21.1percent in the first quarter of 2009, evidencing the Company’s year-over-year improved operating profitability.

• For the first quarter of 2010, net income was Ps.188 million (US$15 million) compared to Ps.193 million (US$16 million) for the first quarter of 2009. On a pro-forma basis, by only considering accrued interest for the quarter, net income margin for the first quarter of 2010 would have been 8.6 percent during the first quarter of 2010 compared to 6.6 percent during the year ago period.

FIRST QUARTER 2010 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS
	1Q'10
	Thousands U.S	1Q'10
	Dollars	Thousands of	1Q'09	% Chg.
	(Convenience	pesos
	Translation)
Volume (Homes)	9,777	9,777	9,859	-0.8%
Revenues	$289,421	$3,593,446	$3,202,022	12.2%
Cost	$226,228	$2,808,842	$2,378,120	18.1%
Capitalization of CFC	$31,790	$394,700	$213,660	84.7%
Gross profit	$63,193	$784,604	$823,902	-4.8%
Gross profit adjusted by capitalizacion of CFC	$94,983	$1,179,304	$1,037,562	13.7%
Operating income	$24,625	$305,744	$356,353	-14.2%
Operating income adjusted by capitalizacion of CFC	$56,415	$700,444	$570,013	22.9%
Interest expense, net	$337	$4,187	-$21,476	-
Net income	$15,123	$187,767	$193,134	-2.8%
Adjusted EBITDA (a)	$64,713	$803,473	$674,403	19.1%
Gross margin	21.8%	21.8%	25.7%
Gross margin adjusted by capitalizacion of CFC	32.8%	32.8%	32.4%
Operating margin	8.5%	8.5%	11.1%
Operating margin adjusted by capitalizacion of CFC	19.5%	19.5%	17.8%
Adjusted EBITDA margin	22.4%	22.4%	21.1%
Earnings per share in Ps.		0.56	0.58
Earnings per ADR presented in US (b)	0.27		0.28
Weighted average shares outstanding (MM)	334.8	334.8	334.9
Accounts receivable	$65,805	$817,039	$838,374
Inventory	$1,970,042	$24,460,039	$22,517,985
Inventory (w/o land)	$917,723	$11,394,443	$9,859,774

(a)Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the first quarter of 2010 and 2009.
(b) US$ values estimated using an exchange rate of Ps.12.416 per US$1.00. Common share/ADR ratio: 6:1

FIRST QUARTER 2010 RESULTS

Operating Results

Homex had operations in 34 cities and 21 states across Mexico as of March 31, 2010.

Sales volume. During the first quarter of 2010, titled home volume totaled 9,777 homes, a decrease of 0.8 percent when compared to the first quarter of 2009 mainly driven by the Company’s strategy of focusing on the most profitable segments within the affordable entry-level and low middle income segment. During the first quarter of 2010, affordable entry-level homes accounted for 9,241 or 94.5 percent of total sales volume compared to 9,408 or 95.4 percent for the same period in the previous year. Middle-income volume in the first quarter of 2010 increased 18.8 percent to 536 homes from 451 homes during the first quarter of 2009. Middle-income volume represented 5.5 percent of total sales volume during the first quarter of 2010, an increase of 91 basis points when compared to the 4.6 percent that middle-income volume represented during the first quarter of 2009. The year-over-year improvement reflects FOVISSSTE’s rule change to cap mortgages up to Ps.500 thousand, effective January 2010, and the strategic delivery of homes by the Company during 4Q09 for middle-income customers who were pre-approved for a FOVISSSTE mortgage of more than Ps.500 thousand, thus effectively titling a portion of these delivered homes during the first months of 2010.

VOLUME
	1Q'10	1Q'09	Change 1Q10/1Q09
Affordable-entry	9,241	9,408	-1.8%
Middle income	536	451	18.8%
Total volume	9,777	9,859	-0.8%

FIRST QUARTER 2010 RESULTS

The average price for all titled homes during the first quarter of 2010 was Ps.360 thousand, an increase of 11.7 percent when compared to the first quarter of 2009. The Company’s average price is a reflection of the Company’s strategy to follow the market’s mortgage value trend, which is mainly driven by demand and customer affordability, while at the same time focusing on the most profitable segments within the affordable entry- Level and low middle-income segments.

AVERAGE PRICE		PRICE RANGE BY SEGMENT*
Thousands of pesos	1Q'10	1Q'09	Change 1Q10/1Q09	Low	High
Affordable-entry	$321	$297	8.1%	$185	$600
Middle income	$1,018	$836	21.8%	$601	$1,500
Average price for all homes	$360	$322	11.7%
* The Company categorized its products sold during the quarterand year according to the price ranges presented above

Mortgage financing. For the first quarter of 2010, 73.0 percent of the Company’s titled homes where through INFONAVIT compared to 65.5 percent during the same period of last year, evidencing the Company’s improved titling process within INFONAVIT. FOVISSSTE’s titled homes where 1,743 or 17.8 percent. The remainder of Homex’ customers were mainly financed by commercial banks.

MORTGAGE FINANCING BY SEGMENT
Number of mortgages
Financing source	1Q'10	% of Total	1Q'09	% of Total
INFONAVIT	7,139	73.0%	6,466	65.5%
SHF & Banks	895	9.2%	1,100	11.2%
FOVISSSTE	1,743	17.8%	2,293	23.3%
Total	9,777	100.0%	9,859	100.0%
*Sources of mortgage financing according to homes titled during the respective periods.

FIRST QUARTER 2010 RESULTS

Geographic expansion. During the first quarter of 2010, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new city at Mexico during the period.

FIRST QUARTER 2010 RESULTS

Financial Results

Revenues increased 12.2 percent in the first quarter of 2010 to Ps.3,593 million from Ps.3,202 million in the same period of 2009. Total housing revenues in the first quarter of 2010 increased 10.8 percent, mainly driven by an increase in the average price for all homes. Affordable entry-level revenues increased 6.2 percent during the first quarter of 2010, driven by an 8.1 percent increase in the average price for homes titled in the segment as a result of the Company’s strategy of focusing on the most profitable segments within the affordable entry-level category. Middle-income segment revenues increased by 44.8 percent mainly driven by a 21.8 percent increase in the average price for titled homes in the segment, as a result of the Company’s strategic focus to concentrate its efforts during 4Q09 on accelerating the delivery of homes previously sold through FOVISSSTE with a mortgage value above Ps.500 thousand in light of the rule change to cap mortgages at Ps. 500 thousand, effective in 2010. As a percentage of total revenues, affordable entry-level home revenues decreased to 82.7 percent in the first quarter of 2010 from 87.4 percent in the first quarter of 2009. Other revenues increased to Ps.76.8 million from Ps. 27.3 million, mainly as a result of a building services contract with Mexico’s federal government to construct a housing complex.

REVENUES BREAKDOWN
Thousands of pesos	1Q'10	1Q'09	Change 1Q10/1Q09
Affordable-entry	$2,970,794	$2,797,694	6.2%
Middle income	$545,833	$376,998	44.8%
Total housing revenues	$3,516,627	$3,174,692	10.8%
Other revenues	$76,818	$27,330	181.1%
Total revenues	$3,593,446	$3,202,022	12.2%

FIRST QUARTER 2010 RESULTS

Gross profit decreased to 21.8 percent in the first quarter of 2010 from 25.7 percent in the same quarter of last year, primarily as a result of the application of MFRS D-6. Pursuant to the application of MFRS D-6, which was initiated in 2007, the Company is required to capitalize a portion of its Comprehensive Financing Cost (“CFC”), which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods.

During the first quarter of 2010, pursuant to MFRS D-6 the Company capitalized in COGS a non-cash foreign exchange gain of Ps.14.6 million, derived by the 4.8 percent quarter -over-quarter appreciation of the Mexican peso against the U.S dollar compared to a non-cash foreign exchange loss of Ps.106.8 million during the same period last year, mainly driven by the 26 percent quarter -over-quarter depreciation of the Mexican peso against the U.S dollar during December 2008. Capitalized interest expense increased to Ps.416 million during the first quarter of 2010 compared to Ps.112 million in the first quarter of 2009. The higher capitalized interest applied to cost of sales during 1Q10 is driven by a higher recognition of previous years’ capitalized interest expense, where the Company has registered an excess of Ps.189 million of capitalized interest compared to the accrued interest for the quarter and a 24.2% increase in the Company’s total debt position as of March 31st , 2010 compared to the same period of 2009. The increase in capitalization during the first quarter of 2010 ultimately caused the Company’s capitalized CFC to increase 84.7 percent to Ps.395 million compared to Ps.214 million during the same period last year. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’ gross margin for the quarter was 32.8 percent as compared to 32.4 percent during the same period of the previous year. The higher margin during the recent quarter is primarily a result of efficiencies generated from a higher percentage of homes built through aluminum moulds thus effectively reducing the number of different materials used for the construction of each home as well as other operating initiatives that will lead the Company to a faster delivery of homes to its clients.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	1Q'10	1Q'09	Change 1Q10/09
COST OF SALES
Exchange loss	-$14,649	$106,830	-
Interest expense	416,465	111,788	272.5%
Inflation accounting accumulated effect	-7,115	-4,958	-
Total capitalization of CFC	$394,700	$213,660	84.7%

FIRST QUARTER 2010 RESULTS

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	As of March 31, 2010	As of March 31, 2009	Change 10/09
INVENTORY
Exchange loss	-$17,905	$422,427	-
Interest expense	509,012	$442,034	15.2%
Inflation accounting accumulated effect	-8,696	-$19,606	-
Total capitalization of CFC	$482,411	$844,854	-42.9%

Selling general and administrative expenses (SG&A) . As a percentage of total revenues for the first quarter of 2010 improved 128 bps to 13.3 percent from 14.6 percent for the first quarter of 2009 as a result of the consolidation of the Company’s affordable entry-level and middle income divisions, as well as Homex continuous expense reduction initiatives, where the Company has effectively reduced its marketing expenses while improving its sales efficiency.

SELLING, AND ADMINISTRATIVE EXPENSES
Thousands of pesos	1Q'10	% of Total revenues	1Q'09	% of Total revenues	Change 1Q10/1Q09
Selling and administrative expenses	$456,097	12.7%	$444,785	13.9%	2.5%
Beta Trademark amortization	$22,763	0.6%	$22,763	0.7%	0.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$478,860	13.3%	$467,549	14.6%	2.4%

FIRST QUARTER 2010 RESULTS

Operating income . During the first quarter of 2010, operating income decreased 14.2 percent to Ps.306 million from Ps.356 million during the same period of 2009, driven by a higher capitalization of CFC due to a higher recognition of previous years’ capitalized interest expense, where the Company has registered an excess of Ps.189 million of capitalized interest compared to the accrued interest for the quarter. Operating income as a percentage of revenues was 8.5 percent in the first quarter of 2010 compared to 11.1 percent during 2009. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’ operating margin for the first quarter of 2010 improved 169 bps to 19.5 percent compared to 17.8 percent during the same period of last year driven by lower year-over-year SG&A expenses.

Net comprehensive financing cost (CFC) during the first quarter of 2010 was Ps.24 million compared to Ps.35 million during the first quarter of 2009. The lower cost of financing during the first quarter of 2010 was driven by the application of MFRS D-6 where the Company is required to capitalize a portion of its Comprehensive Financing Cost (“CFC”), which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods. As a percentage of revenues, net comprehensive financing cost was 0.7 percent in the first quarter of 2010 versus 1.1 percent in the first quarter of 2009.

During the first quarter of 2010, the Company’s accrued interest related to its outstanding debt was Ps. 262 million compared to Ps. 232 million during the same period of last year. The quarter -over-quarter 12.9 percent increase is mainly driven by a 24.2 percent year-over-year total debt increase.

Foreign exchange exposure and currency derivatives. As of March 31, 2010, Homex’ U.S. Dollar denominated debt was related to the issuance of two bonds of US$250 million in 2005 and December, 2009 with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond the Company has an interest -only swap that effectively minimizes the exchange risk in the interest payments for the 2010-2012 period. Regarding its 2019 US$250 million bond Homex has entered into a principal only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest only swap for the first three years at an effective exchange rate of 11.67

FIRST QUARTER 2010 RESULTS

Net income for the first quarter of 2010 was Ps.188 million compared to Ps.193 million reported in the same period of 2009. The lower result during the first quarter of 2010, is mainly driven by the recognition of an excess of Ps.189 million of capitalized interest above the accrued interest for the first quarter of 2010. On a pro-forma basis, by only considering the accrued interest for the quarter, net income margin for the first quarter of 2010 would have been 8.6 percent.

Earnings per share for the first quarter of 2010 decreased to Ps.0.56, as compared to Ps.0.58 reported in the first quarter of 2009. Earnings per share by only considering the accrued interest for the period would had been Ps.0.92 while EPS per ADR US$ 0.45.

RECONCILIATION OF NET INCOME ADJUSTED BY ACCRUED INTEREST FOR THE QUARTER
Thousands of pesos	1Q'10
Operating income adjusted by MFRS D-6
$700,444
Quarterly accrued interest expenses	$227,840
Interest expense and comissions	$34,426
Interest income	-$30,239
Foreign exhange (gain) loss	-$28,684
Monetary position (gain) loss	$0
Derivative position (gain) loss	$48,378
INCOME BEFORE INCOME TAX AND EXPLOYEE STATUTORY PROFIT SHARING EXPENSE	$448,723
Income tax expense	$139,104
Net income	$309,619
Minority interes	$1,223
Net income	$308,395
Net income margin	8.6%

FIRST QUARTER 2010 RESULTS

Adjusted EBITDA margin was 22.4 percent in the first quarter of 2010, an improvement of 130 bps when compared to 21.1 percent in the same period last year. The higher margin is mainly driven by operational efficiencies reflected in the Company’s gross margin, coupled with lower year-over-year SG&A expenses.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the first quarter 2010 and 2009.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	1Q'10	1Q'09
Net Income	$187,767	$193,134
Depreciation	$88,229	$92,250
Capitalization of CFC	$394,700	$213,660
Beta Trademark amortization	$22,763	$22,764
Net comprehensive financing cost	$23,881	$35,574
Income tax	$84,909	$95,458
Minority interest	$1,223	$21,563
Adjusted EBITDA	$803,473	$674,403

Land reserve. As of March 31, 2010, Homex’ land reserve adjusted by the application of INIF-14, was 83.9 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to 412,598 homes, of which 380,674 are reserved for the affordable entry-level and 31,924 represent the middle-income and higher-end segment, as well as land reserved for our Brazilian operations. Homex’ land inventory value as of March 31, 2010, was Ps.13.0 billion. (US$1.0 billion).

During 2010, Homex has continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. During the first quarter, the Company did not execute any land investment from its 2010 land acquisition plan of approximately Ps.1,200 million.

FIRST QUARTER 2010 RESULTS

Liquidity. During the first quarter of 2010, the Company increased its total debt by 5.3 percent or Ps.534 million to Ps.10,631 million from Ps.10,097 million as of December 31, 2009, mainly derived from the use of revolving credit lines for operations at Brazil. As of March 31, 2010, Homex’ weighted average debt maturity was 5.2 years, with 60 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.7,804 million as of March 31, 2010 including the effects of the appreciation of the Mexican peso relative to the U.S. dollar. Homex’ interest coverage without considering adjustments pursuant to MFRS D-6 and only considering interest effective for the period, the adjusted EBITDA -to-Net Interest Expense ratio was 3.9x in the first quarter of 2010. As of March 31, 2010, the Company had the following liquidity ratios:

• Net debt: Ps.7,804 million

• Net debt-to-adjusted EBITDA ratio:2.04x

• Debt to total capitalization ratio: 50 percent

Working Capital Cycle

On a sequential basis, accounts receivable increased 6 days to 17 days from 11 days as of 4Q09 as a result of a faster collection during the last quarter of the year as financial institutions typically accelerate their payment process to homebuilders during the last months of the year.

As of March 31, 2010, total inventory increased by 1 day to 700 days compared to 699 days as of December 31, 2009.

Sequentially, accounts payable days where stable at 117 days, from 119 days as of 4Q09. At the same time, accounts payable related to suppliers remained without change at 77 days, as a result of the Company’s proactive strategy to increasingly work with materials and goods producers who have a better financial position than regional suppliers or distributors.

Quarterly free cash flow generation resulted in a negative balance of Ps. 767 million, which includes an excess of Ps.189 million of capitalized interest above the accrued interest for the first quarter of 2010, mainly derived from the industry’s quarterly seasonality.

FIRST QUARTER 2010 RESULTS

WORKING CAPITAL CYCLE	1Q'10	4Q'09
Inventory* days	700	699
Turnover accounts receivable days	17	11
Turnover accounts payable days	117	119
Total Working Capital Cycle	600	591
*Includes land inventory, construction- in- process and construction materials.
4Q09 figures are unaudited and adjusted by the application of INIF-14.

2010 Guidance : The Company reaffirms its guidance for 2010 as published in December 2009:

2010 COMPANY GUIDANCE
Guidance 2010
Revenue growth	12.0% to 14.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%
* Revenue and EBITDA guidance are stated considering the application of INIF 14

FIRST QUARTER 2010 RESULTS

Recent Business Developments

Homex and Puravankara signed an MOU for a non - exclusive Joint Venture

Homex, through its subsidiary Homex India Private Limited and Puravankara Projects Limited executed a Memorandum of Understanding pursuant to which the companies established rules for a non – exclusive Joint Venture to undertake projects in the affordable entry-level housing segment in India. The first project of the Company is expected to be in the metro area of Chennai, in South India.

About Puravankara:

The Puravankara Group is a housing development company with about 35 years of experience in the housing sector across various regions of India as: Bangalore, Chennai, Kochi, Coimbatore, Hyderabad, Mysore and Colombo.

Homex Recognized as the Mexican Company with the Best Corporate Governance

Homex was recognized as the Mexican company with the best corporate governance by "Euromoney's Best Managed Companies in Latin America Awards 2010," this award recognition appeared in the March issue of Euromoney magazine.

FIRST QUARTER 2010 RESULTS

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information please visit the Company’s web site at www.homex. com.mx; Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www. homex. com.mx/ri/index. htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the twelve-month period ended March 31, 2010 and 2009, which includes the Consolidated Balance Sheets as of March 31, 2010 and 2009, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the three-month period ended March 31, 2010 and 2009.

FIRST QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2010 AND 2009
(Figures in thousands of pesos)	Mar-10		Mar-09		C ha nge 10 / 0 9
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,827,089	9.1%	1,197,691	4.3%	136.0%
Accounts receivable, net	817,039	2.6%	838,374	3.0%	-2.5%
Inventories	24,460,039	78.5%	22,517,985	81.2%	8.6%
Other current assets	914,720	2.9%	705,468	2.5%	29.7%
Total current assets	29,018,887	93.2%	25,259,518	91.1%	14.9%

Property and equipment, net	1,074,862	3.5%	1,312,634	4.7%	-18.1%
Goodwill	731,861	2.3%	731,861	2.6%	0.0%
Other assets	326,591	1.0%	422,574	1.5%	-22.7%
TOTAL	31,152,200	100.0%	27,726,587	100.0%	12.4%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	742,858	2.4%	2,078,504	7.5%	-64.3%
Accounts payable	4,095,718	13.1%	6,154,925	22.2%	-33.5%
Advances from customers	1,332,818	4.3%	402,482	1.5%	231.1%
Taxes payable	768,858	2.5%	532,407	1.9%	44.4%
Total current liabilities	6,940,252		9,168,318		-24.3%

Long-term notes payable to financial institutions	9,888,207	31.7%	6,482,360	23.4%	52.5%
Swap payable	345,623	1.1%	0	0.0%	-
Labor obligations	92,974	0.3%	95,211	0.3%	-2.3%
Deferred income taxes	3,337,590	10.7%	2,646,349	9.5%	26.1%
Total liabilities	20,604,646	66.1%	18,392,238	66.3%	12.0%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.7%	528,011	1.9%	0.0%
Additional paid-in capital	3,262,744	10.5%	3,180,881	11.5%	2.6%
Retained earnings	6,586,140	21.1%	5,115,431	18.4%	28.8%
Other stockholders equity accounts	-254,368	-0.8%	53,307	0.2%	-
Excess in restated stockholders' equity	346,642	1.1%	346,642	1.3%	0.0%
Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.6%	0.0%
Majority stockholders' equity	10,311,340	33.1%	9,066,443	32.7%	13.7%

Minority interest	236,215	0.8%	267,906	1.0%	-11.8%
TOTAL STOCKHOLDERS' EQUITY	10,547,555	33.9%	9,334,349	33.7%	13.0%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,152,200	100.0%	27,726,587	100.0%	12.4%

FIRST QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF FIRST QUARTER 2010 WITH FIRST QUARTER 2009
	1Q'10		1Q'09		C ha nge
(Figures in thousands of pesos)					0 8 / 09
REVENUES
Affordable-entry level revenue	2,970,794	82.7%	2,797,694	87.4%	6.2%
Middle income housing revenue	545,833	15.2%	376,998	11.8%	44.8%
Other revenues	76,818	2.1%	27,330	0.9%	181.1%
TOTAL REVENUES	3,593,446	100.0%	3,202,022	100.0%	12.2%

Cost	2,414,142	67.2%	2,164,460	67.6%	11.5%
Capitalization of CFC	394,700	11.0%	213,660	6.7%	84.7%
TOTAL COSTS	2,808,842	78.2%	2,378,120	74.3%	18.1%

GROSS PROFIT	784,604	21.8%	823,902	25.7%	-4.8%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	456,097	12.7%	444,785	13.9%	2.5%
Beta Trademark amortization	22,763	0.6%	22,764	0.7%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	478,860	13.3%	467,549	14.6%	2.4%

OPERATING INCOME	305,744	8.5%	356,353	11.1%	-14.2%
OTHER (EXPENSES) INCOME, NET	-7,964	-0.2%	-10,624	-0.3%	-
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	34,426	1.0%	33,862	1.1%	1.7%
Interest income	-30,239	-0.8%	-55,338	-1.7%	-
Foreign exchange loss (gain)	19,694	0.5%	57,050	1.8%	-65.5%
	23,881	0.7%	35,574	1.1%	-32.9%

INCOME BEFORE INCOME TAX	273,899	7.6%	310,155	9.7%	-11.7%

INCOME TAX	84,909	2.4%	95,458	3.0%	-11.1%
NET INCOME	188,990	5.3%	214,697	6.7%	-12.0%
MAJORITY INTEREST	187,767	5.2%	193,134	6.0%	-2.8%
MINORITY INTEREST	1,223	0.0%	21,563	0.7%	-94.3%
NET INCOME	187,767	5.2%	193,134	6.0%	-2.8%
Earnings per share	0.56	0.0%	0.58	0.0%	-

Adjusted EBITDA	803,473	22.4%	674,403	21.1%	19.1%

FIRST QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED MARCH 31, 2010 AND 2009
(thousands of pesos)
	2010	2009
Net income	187,767	193,134
Non-cash items:
Depreciation	88,229	92,250
Minority interest	1,223	21,563
Amortization of Trademark Beta	22,764	22,764
Deferred income taxes	84,909	95,458
	384,891	425,169
(Increase) decrease in:
Trade accounts receivable	(392,044)	349,143
Inventories (w/land)	(1,200,629)	(846,297)
Trade accounts payable	182,911.39	(790,611)
Other A&L, net	310,023.20	44,612
Changes in operating assets and liabilities	(1,099,738)	(1,243,153)

Operating cash flow	(714,847)	(817,985)

Capex	(52,509)	(1,956)

Free cash flow	(767,355)	(819,941)

Net financing activities	342,472	749,448

Net (decrease) increase in cash and cash equival	(424,883)	(70,493)

Balance at beginning of period	3,251,972	1,268,185

Balance at end of period	2,827,089	1,197,692

FIRST QUARTER 2010 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 27 , 2010	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer